Exhibit 99.2

Consolidated Financial Statements
December 31, 2025 and 2024
(Expressed in U.S. dollars unless otherwise noted)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in the Consolidated Financial Statements, which reflects amounts based on management’s best estimates and judgements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, management determined that as of December 31, 2025, the Company’s internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.
KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2025 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Report of Independent Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has also been audited by KPMG LLP, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns	(Signed) Paul Ferneyhough

George Burns	Paul Ferneyhough
Chief Executive Officer	Executive Vice President & Chief Financial Officer

February 19, 2026
Vancouver, British Columbia, Canada

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amount of the Olympias cash-generating unit

As discussed in Note 3.8 to the consolidated financial statements, non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment or impairment reversal. When an indicator of impairment or reversal of impairment exists, the Company determines the recoverable amount of the cash-generating unit (CGU) to determine whether an impairment loss or reversal of impairment should be recognized. As discussed in Note 12 to the consolidated financial statements, the Company identified an indicator of impairment reversal for the Olympias mine and performed an impairment test of the Olympias CGU. The Company determined the recoverable amount of the Olympias CGU as of December 31, 2025, and the assessment indicated that no impairment reversal was required.

We identified the assessment of the recoverable amount of the Olympias CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included long-term metal prices, discount rates, and estimates of the fair value of mineral properties beyond proven and probable reserves. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Olympias CGU. We evaluated the competence, experience and objectivity of the qualified persons responsible for the recoverable reserves, resources and exploration potential information. We compared the amount of reserves and resources in the valuation model to the mine plan and to the updated mineral reserves and resources information. We compared the Company’s mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We evaluated the Company’s mineral reserves and resources by analyzing changes from the prior year. We involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term metal prices by comparing to third party data, (2) evaluating the discount rates, and (3) the estimates of the fair value of mineral properties beyond proven and probable reserves by assessing the Company’s approach to determining these assumptions and comparing them to independent sources and market data for comparable entities where available.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2009

Vancouver, Canada
February 19, 2026

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Eldorado Gold Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Eldorado Gold Corporation and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Discussion and Analysis – Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
February 19, 2026

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Note	December 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents	7	$869,356	$856,797
Accounts receivable and other	8	279,212	190,676
Inventories	9	297,165	278,995
Current other assets	10	—	138,932
Current derivative assets	28	2,051	52
Assets held for sale	6	—	16,686
		1,447,784	1,482,138
Deferred tax assets		37,076	19,487
Other assets	10	144,479	122,595
Investment in associate	11	109,423	—
Non-current derivative assets	28	10,380	—
Property, plant and equipment	12	4,885,564	4,118,782
Goodwill	13	92,591	92,591
		$6,727,297	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	15	$630,310	$366,690
Current portion of lease liabilities		6,024	4,693
Current portion of debt	16	47,968	—
Current portion of asset retirement obligations	17	7,886	5,071
Current derivative liabilities	28	96,879	25,587
Liabilities associated with assets held for sale	6	—	10,133
		789,067	412,174
Debt	16	1,227,084	915,425
Lease liabilities		8,575	10,030
Employee benefit plan obligations		13,747	10,910
Asset retirement obligations	17	135,071	127,925
Non-current derivative liabilities	28	16,254	35,743
Deferred income tax liabilities		254,420	434,939
		2,444,218	1,947,146
Equity
Share capital	21	3,341,760	3,433,778
Shares held in trust for restricted share units		(16,035)	(12,970)
Contributed surplus		2,537,197	2,612,762
Accumulated other comprehensive (loss) income		(11,553)	56,183
Deficit		(1,572,080)	(2,193,163)
Total equity attributable to shareholders of the Company		4,279,289	3,896,590
Attributable to non-controlling interests		3,790	(8,143)
		4,283,079	3,888,447
		$6,727,297	$5,835,593
Commitments and contractual obligations (Note 25)
Contingencies (Note 26)
Events after the reporting date (Note 34)

Approved on behalf of the Board of Directors
(signed) Teresa Conway Director             (signed) George Burns Director
Date of approval: February 19, 2026

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended	Year ended
		December 31, 2025	December 31, 2024
Revenue
Metal sales	30	$1,818,856	$1,322,581

Cost of sales
Production costs	31	677,596	564,158
Depreciation and amortization		258,588	251,450
		936,184	815,608

Earnings from mine operations		882,672	506,973

Exploration and evaluation expenses		35,007	23,788
Mine standby costs		23,626	11,269
General and administrative expenses		39,170	36,240
Employee benefit plan expense		4,447	3,584
Share-based payments expense	22	20,224	11,872
Write-down of assets		12,737	6,135
Foreign exchange loss (gain)		20,062	(5,308)
Earnings from operations		727,399	419,393

Other (expense) income	18	(151,475)	39,050
Finance costs	19	(31,607)	(23,049)

Earnings from continuing operations before income tax		544,317	435,394
Income tax expense	20	22,068	134,758
Net earnings from continuing operations		522,249	300,636
Net loss from discontinued operations, net of tax	6	(17,945)	(13,676)
Net earnings for the year		$504,304	$286,960

Net earnings (loss) attributable to:
Shareholders of the Company		507,257	289,121
Non-controlling interests		(2,953)	(2,161)
Net earnings for the year		$504,304	$286,960

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		519,854	300,909
Discontinued operations		(12,597)	(11,788)
		$507,257	$289,121

Net earnings (loss) attributable to non-controlling interests:
Continuing operations		2,395	(273)
Discontinued operations		(5,348)	(1,888)
		$(2,953)	$(2,161)

Weighted average number of shares outstanding:
Basic	32	203,018,394	203,983,457
Diluted	32	205,412,243	205,541,542

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$2.50	$1.42
Diluted earnings per share		$2.47	$1.41

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$2.56	$1.48
Diluted earnings per share		$2.53	$1.46

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Year ended	Year ended
	December 31, 2025	December 31, 2024

Net earnings for the year	$504,304	$286,960
Other comprehensive income (loss):
Items that will not be reclassified to earnings or (loss):
Change in fair value of investments in marketable securities	86,978	77,695
Income tax expense on change in fair value of investments in marketable securities	(11,691)	(10,463)
Actuarial gains (losses) on employee benefit plans	75	(206)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(411)	44
Total other comprehensive income for the period	74,951	67,070
Total comprehensive income for the year	$579,255	$354,030

Total comprehensive income (loss) attributable to:
Shareholders of the Company	582,208	356,191
Non-controlling interests	(2,953)	(2,161)
	$579,255	$354,030

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2025	December 31, 2024

Cash flows generated from (used in):
Operating activities
Net earnings for the year from continuing operations		$522,249	$300,636
Adjustments for:
Depreciation and amortization		260,505	254,991
Finance costs	19	31,607	23,049
Interest income	18	(33,614)	(23,949)
Unrealized foreign exchange loss		18,105	174
Income tax expense	20	22,068	134,758
Gain on disposal of assets		(6,566)	(1,624)
Unrealized loss on derivative contracts	18	39,428	51,751
Write-down of assets		12,737	6,135
Share-based payments expense	22	20,224	11,872
Employee benefit plan expense		4,447	3,584
Non-cash gain on deferred consideration	8	—	(60,000)
		891,190	701,377
Property reclamation payments		(6,351)	(3,688)
Employee benefit plan payments		(5,559)	(3,003)
Income taxes paid		(160,898)	(83,162)
Interest received		33,614	23,949
Changes in non-cash operating working capital	23	(9,487)	20,554
Net cash generated from operating activities of continuing operations		742,509	656,027
Net cash used in operating activities of discontinued operations	6	(354)	(416)

Investing activities
Additions to property, plant and equipment		(866,362)	(594,142)
Capitalized interest paid		(44,923)	(30,461)
Proceeds from the sale of property, plant and equipment		5,908	6,162
Value added taxes related to mineral property expenditures		(51,676)	(9,756)
Cash received from deferred consideration	8	60,000	—
Sale (purchase) of investments in marketable securities		139,513	(1,139)
Purchase of investment in associate		(43,153)	—
Increase in deposits and other investments		(13,877)	(1,272)
Net cash used in investing activities of continuing operations		(814,570)	(630,608)

Financing activities
Issuance of common shares for cash, net of share issuance costs		8,853	14,112
(Distributions to) contributions from non-controlling interests		(747)	201
Proceeds from Term Facility - Commercial loans and RRF loans	16	278,493	310,918
Proceeds from VAT facility	16	75,909	56,022
Repayments of VAT facility	16	(54,068)	(47,304)
Term Facility commitment fees		(1,881)	(6,016)
Interest paid		(22,915)	(19,905)
Principal portion of lease liabilities		(5,515)	(4,796)
Purchase of shares for cancellation		(203,544)	—
Purchase of shares held in trust for restricted share units		(11,324)	(1,962)
Net cash generated from financing activities of continuing operations		63,261	301,270

Effect of exchange rates on cash and cash equivalents		21,359	(10,365)
Net increase in cash and cash equivalents		12,205	315,908
Cash and cash equivalents - beginning of year		856,797	540,473
Change in cash in disposal group held for sale	6	354	416
Cash and cash equivalents - end of year		$869,356	$856,797

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and December 31, 2024
(In thousands of U.S. dollars)

	Note	Year ended	Year ended
		December 31, 2025	December 31, 2024
Share capital
Balance beginning of year		$3,433,778	$3,413,365
Shares issued upon exercise of share options		10,554	14,112
Shares issued upon exercise of performance share units		5,282	499
Transfer of contributed surplus on exercise of options		3,995	5,802
Shares repurchased and cancelled, net of tax		(110,168)	—
Share issuance cost		(1,681)	—
Balance end of year	21	$3,341,760	$3,433,778

Shares held in trust for restricted share units
Balance beginning of year		$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(11,324)	(1,962)
Shares released for settlement of restricted share units		8,259	8,255
Balance end of year		$(16,035)	$(12,970)

Contributed surplus
Balance beginning of year		$2,612,762	$2,617,216
Shares repurchased and cancelled		(94,656)	—
Share-based payment arrangements		11,577	10,102
Transfer to deficit on disposal of Romania segment		25,050	—
Shares redeemed upon exercise of restricted share units		(8,259)	(8,255)
Shares redeemed upon exercise of performance share units		(5,282)	(499)
Transfer to share capital on exercise of options		(3,995)	(5,802)
Balance end of year		$2,537,197	$2,612,762

Accumulated other comprehensive income (loss)
Balance beginning of year		$56,183	$(4,751)
Other comprehensive income for the year attributable to shareholders of the Company		74,951	67,070
Transfer to profit and loss on disposal of Romania segment		(3,811)	—
Reclassification on derecognition of investments in marketable securities		(138,876)	(6,136)
Balance end of year		$(11,553)	$56,183

Deficit
Balance beginning of year		$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		507,257	289,121
Transfer to deficit on disposal of Romania segment		(25,050)	—
Reclassification on derecognition of investments in marketable securities		138,876	6,136
Balance end of year		$(1,572,080)	$(2,193,163)
Total equity attributable to shareholders of the Company		$4,279,289	$3,896,590

Non-controlling interests
Balance beginning of year		$(8,143)	$(6,182)
Transfer to profit and loss on disposal of Romania segment		15,633	—
Loss attributable to non-controlling interests		(2,953)	(2,161)
(Distributions to) contributions from non-controlling interests		(747)	200
Balance end of year		$3,790	$(8,143)
Total equity		$4,283,079	$3,888,447

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The material accounting policies applied in these consolidated financial statements are presented in Note 3 and, except as described in Note 5, have been applied consistently to all years presented, unless otherwise noted.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
Certain prior period balances were reclassified between financial statement line items in the consolidated statements of cash flows to conform with the presentation adopted in the current period.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
The consolidated financial statements were authorized for issue by the Company's Board of Directors on February 19, 2026.
(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies
3.1 Basis of presentation and principles of consolidation
(i)Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill.
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The material subsidiaries of the Company as at December 31, 2025 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Eldorado Gold (Québec) Inc.	Canada	100%	Lamaque Complex
Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkiye	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold Single Member S.A. ("Hellas Gold")	Greece	100%	Olympias Mine Stratoni Mine Skouries Project
Thracean Mining Single Member SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project

(ii) Discontinued operations
Discontinued operations are components of the Company that have been disposed of or are classified as held for sale and that represent a separate major line of business or geographical area of operations or are part of a single co-ordinated plan to dispose of such a line of business or area of operations. Discontinued operations are presented in the consolidated statements of operations as a separate line.
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statements of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.

(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.1 Basis of presentation and principles of consolidation (continued)
(iv)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
3.2 Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of Eldorado’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.
(ii)    Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of operations.
3.3 Property, plant and equipment
(i)    Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statements of operations.
Property, plant and equipment which are recorded at cost on initial acquisition and includes expenditures incurred on properties under development, land and buildings, plant and equipment and mineral rights. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets. Proceeds from selling items before the related item of property, plant and equipment is available for use is recognized in profit or loss, together with the costs of producing those items.
(ii)    Deferred stripping costs
Stripping costs incurred during the production phase of a surface mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping).
(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.3 Property, plant and equipment (continued)
(iii)    Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is equal to the remaining life of the mine, are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method. Under this method, capitalized costs are multiplied by the number of tonnes mined, and divided by the estimated recoverable tonnes contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted over the life of the mine.
Management reviews the estimated total recoverable tonnes contained in reserves and resources annually, and when events and circumstances indicate that such a review should be made. To reflect the pattern in which each asset's future economic benefits are expected to be consumed based on current mine plans, inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted, and the amounts of higher confidence inferred resources are significant. Changes to estimated total recoverable tonnes contained in reserves and resources are accounted for prospectively.
Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate. Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets. Where components of an asset have a different useful life and the cost of the component is significant to the total cost of the asset, depreciation is calculated on each separate component. Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.
Assets under construction are capitalized as capital works in progress until the asset is available for use. Capital works in progress are not depreciated. Depreciation commences once the asset is complete and available for use. Certain mineral property, exploration and evaluation expenditures are capitalized and are not subject to depreciation until the property is ready for its intended use.
(iv)    Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized and the carrying value of the replaced asset or part of an asset is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.
(v)    Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. The Company has defined any period of 12 months and longer as a substantial period of time. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development. Borrowing costs are classified as cash outflows from operating activities on the statements of cash flows except for borrowing costs capitalized which are classified as investing activities.
Investment income arising on the temporary investment of proceeds from borrowings specific to qualifying assets is offset against borrowing costs being capitalized.
(vi)    Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.4 Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. Right-of-use assets are presented in property, plant and equipment on the statements of financial position.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months at inception and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.
3.5 Exploration, evaluation and development expenditures
(i)    Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licences, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licences which are capitalized in property, plant and equipment.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.5 Exploration, evaluation and development expenditures (continued)
(ii)    Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:
▪establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;
▪determining the optimal methods of extraction and metallurgical and treatment processes;
▪studies related to surveying, transportation and infrastructure requirements;
▪permitting activities; and
▪economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, pre-feasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support the probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected that the technical feasibility and commercial viability of extraction of the mineral resource can be demonstrated considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:
▪There is a probable future benefit that will contribute to future cash inflows;
▪The Company can obtain the benefit and control access to it; and
▪The transaction or event giving rise to the benefit has already occurred.
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine. On such date, capitalized evaluation costs are assessed for impairment and reclassified to development costs.
(iii)    Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and processing facilities.
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Before such date, sales proceeds and their related production costs from the mine construction project are recognized in profit or loss. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered may include, but are not limited to, the following:
▪the level of capital expenditures compared to construction cost estimates;
▪the completion of a reasonable period of testing of mine plant and equipment;
▪the ability to produce minerals in saleable form (within specification); and
▪the ability to sustain ongoing production of minerals.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.6 Investment in associate
Associates are those entities in which the Company has significant influence over the financial and operating policies. Investments in associates are accounted for using the equity method. For investments in associates acquired in stages the fair value as deemed cost approach is applied, where the initial cost is equal to the fair value of the previously held investment on the date when the investment becomes an associate, plus the consideration paid for the additional investment. The investment in associate is adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses of the investee in profit or loss. The Company’s share of movements in the investee's other comprehensive income are recognized in other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. The carrying amount of equity-accounted investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount might not be recoverable.
3.7 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in the investment in associate and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment losses on goodwill are not reversed.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a reorganization, the goodwill is reallocated to the units affected.
3.8 Impairment of non-financial assets
Non-financial assets, which include property, plant and equipment, are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or impairment reversal whenever the recoverable amount may exceed the carrying amount. When an indicator of impairment or reversal of impairment exists, the Company determines the recoverable amount of the CGU to determine whether an impairment loss or reversal of impairment should be recognized.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For property, plant and equipment, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the CGU's recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.8 Impairment of non-financial assets (continued)
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired.
3.9 Financial assets
(i)    Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statements of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statements of operations in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). There is no subsequent reclassification of fair value gains and losses to net earnings (loss) following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any provisions for credit losses.

(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.9 Financial assets (continued)
(ii)    Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12-month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statements of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss) or are transferred to retained earnings.
3.10 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. Derivatives embedded in financial liability contracts are recognized separately if they are not closely related to the host contract. Derivatives, including embedded derivatives from financial liability contracts, are recorded on the statements of financial position at fair value and the unrealized gains and losses are recognized in the consolidated statements of operations. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated statements of operations.
3.11 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
(i)    Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.
Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses. A write-down is recorded when the carrying value of inventory is higher than its net realizable value.
(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.11 Inventories (continued)
(ii)     Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realizable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
3.12 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate where the amount receivable is finalized on settlement date based on the underlying commodity price. Settlement receivables are classified as fair value through profit and loss and are recorded at each reporting period at fair value based on forward metal prices. Changes in fair value of settlements receivable are recorded in revenue.
3.13 Debt and borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs at which time, these transaction costs are included in the carrying value of the amount drawn on the facility and amortized using the effective interest rate method. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the loan facility to which it relates and is available to the Company.
3.14 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.
Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss, or on temporary differences relating to the investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statements of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.15 Share-based payment arrangements
Share-based payment arrangements related to stock option awards, deferred share units, equity settled restricted share units and performance share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. For equity settled performance share units with market based vesting conditions, compensation expense is measured based on the fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
The fair value of the options, restricted share units, performance share units and deferred units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest.
3.16 Asset retirement obligations
A provision is made for mine restoration and rehabilitation when an obligation is incurred. The provision is recognized as a liability with the corresponding cost included in the asset to which the obligation relates. At each reporting date the asset retirement obligation is remeasured to reflect changes in discount rates, and the timing or amount of the costs to be incurred.
The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of asset retirement obligations. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activities.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the consolidated statements of financial position by adjusting both the asset retirement obligation and related assets. Such changes result in changes in future depreciation and financial charges. Changes to the estimated future costs for sites that are closed, inactive, or where the related asset no longer exists, are recognized in the consolidated statements of operations.
3.17 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.18 Revenue recognition
Revenue is generated from the production and sale of doré, bullion and metals in concentrate. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of doré, bullion and metals in concentrates is measured based on the consideration specified in the contract with the customer. The Company recognizes revenue when it transfers control of the product to the customer and has a present right to payment for the product.

(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
3. Material accounting policies (continued)
3.18 Revenue recognition (continued)
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized when the product is considered to be physically delivered to the customer under the terms of the customer contract. This is typically when the concentrate has been placed on board a vessel for shipment or delivered to a location specified by the customer.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metal's forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlement receivable are recorded in revenue separate from revenue from contracts with customers.
Provisional invoices for metals in concentrate sales are typically issued shortly after or on the passage of control of the product to the customer and the Company receives 90% - 95% of the provisional invoice at that time. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The Company sells doré directly to refiners, or, refiners may receive doré from the Company to refine the materials on the Company’s behalf and arrange for sale of the refined metal.
In the Turkiye operating segment, refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
In the Canada segment, doré and refined metals are sold at spot prices with sales proceeds collected within several days of the sales transaction. Control is typically transferred to the customer and revenue recognized upon delivery to a location specified by the customer.
3.19 Finance income and expenses
Finance income includes interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in the consolidated statements of operations, using the effective interest method.
Finance expenses include borrowing costs, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in the consolidated statements of operations using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.20 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options, restricted share units and performance share units granted to employees.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Judgements and estimation uncertainty
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment is tested for potential impairment or reversal of impairment when there is an indication of impairment or impairment reversal. Goodwill is tested at least annually or when there is an indication of impairment.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing and discount rates were based on a weighted average cost of capital, adjusted for country and other risks specific to the CGU. For the portion of incremental inferred resources and exploration potential beyond what is modeled in the Company’s life of mine plans ("value beyond proven and probable" or "VBPP"), fair value was assigned on the basis of an in-situ estimate of gold equivalent ounces. The fair value per gold equivalent ounce assigned was determined using a peer group of precedent comparable transactions.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
Judgement is applied in assessing whether certain facts and circumstances are indicators of impairment or reversal of impairment, and accordingly, require an impairment test to be performed. The Company considers both external and internal sources of information in assessing whether there are any indications that its assets or CGUs may be impaired or may require a reversal of impairment. The primary external factors considered are changes in estimated long-term metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the performance of its CGUs against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statements of operations and the carrying value of the asset retirement obligation.

(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Judgements and estimation uncertainty (continued)
(ii) Inventory
Inventories are measured at the lower of weighted average cost and net realizable value. The determination of net realizable value involves the use of estimates. The net realizable value of inventories is calculated as the estimated price at the time of eventual sale based on prevailing and forecast metal prices less estimated future costs to convert the inventories into saleable form and associated selling costs. The net realizable value of inventories is assessed at the end of each reporting period. Changes in the estimates of net realizable value may result in a write-down of inventories or a reversal of a previous write-down.
In determining the valuation of heap leach ore inventories, the Company makes estimates of recoverable ounces on the leach pads based on quantities of ore placed on the leach pads, the grade of ore placed on the leach pads and an estimated recovery rate. Actual timing and ultimate recovery of gold contained on the leach pads can differ significantly from these estimates. Changes in estimates of recoverable ounces on the leach pads can impact the Company’s ability to recover the carrying amount of the inventories and may result in a write-down of inventories.
(iii) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statements of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(iv) Current and deferred taxes
Judgements and estimates are required in assessing whether deferred tax assets are recoverable. Recoverability is based on an assessment of the ability to use future tax deductions against future taxable income, prior to expiration. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences can be controlled and is not expected to occur in the foreseeable future, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.

(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
5. Adoption of new accounting standards
(i) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2025:
Lack of Exchangeability (Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates)
Eldorado has adopted 'Lack of Exchangeability (Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates)'. In August 2023, the IASB published this amendment to require an entity to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The Company has considered the amendment and concluded that there is no material impact on the consolidated financial statements from the adoption of this amendment.
(ii) New standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Amendments to the Classification and Measurement of Financial Instruments: Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures
In May 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. It also clarifies guidance on assessing whether a financial asset meets the solely payments of principal and interest criterion, it adds new disclosures for certain instruments with contractual terms that can change cash flows and updates the disclosures for equity instruments designated at FVTOCI. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
IFRS 18: Presentation and Disclosure in Financial Statements
In April 2024, the IASB published its new standard IFRS 18 ‘Presentation and Disclosures in Financial Statements' that will replace IAS 1 'Presentation of Financial Statements' which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the introduction of categories and defined subtotals to allow better comparison between entities. Along with the introduction of requirements to improve aggregation and disaggregation of line items presented on the primary financial statements, that aim at additional relevant information and ensure that material information is not obscured. Companies will also have to disclose information on Management-defined Performance Measures in the notes to the financial statements. The amendments apply for annual reporting periods beginning on or after January 1, 2027, and are applied retrospectively. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
6. Disposal group held for sale and discontinued operations
On October 7, 2024, the Company entered into a share purchase agreement ("SPA") to sell the Romanian segment which includes the Certej Project, a non-core gold asset in the Romania segment. The associated assets and liabilities were consequently presented as held for sale in 2024. An amended and restated SPA was signed on May 14, 2025 and the sale was completed on October 30, 2025. As a result, the project has been presented as a discontinued operation in the year ended December 31, 2025. Financial information relating to the discontinued operations for the period to the date of disposal is set out below.
The sale consideration includes:
•$0.5 million cash deposit received upon signing of the SPA;
•$4.0 million of common shares of the purchasing company upon closing;
•deferred consideration of $25.5 million in cash, with $3.5 million payable on the date of the Certej property extension, and $10.0 million payable on the date the Certej Property commences commercial production, and $12 million on the first anniversary of commercial production; and
•a 1.5% net smelter return royalty on the project.
The deferred consideration receivable and the net smelter return royalty are not recognized in the current period as they are not virtually certain to be received.
The results from operations of the Romanian reporting segment include:

	Year ended December 31,
	2025	2024

Expenses	$(4,039)	$(4,989)
Impairment of property and equipment	(2,896)	(8,687)
Loss from operations	(6,935)	(13,676)
Proceeds on disposal	3,507	—
Net assets sold	(2,712)	—
Non-controlling interest on disposal	(15,633)	—
Reclassification of other comprehensive income	3,828	—
	(17,945)	(13,676)
Income tax expense	—	—
Loss from discontinued operations, net of tax	$(17,945)	$(13,676)

Loss from discontinued operations attributable to shareholders of the Company	$(12,597)	$(11,788)
Loss from discontinued operations attributable to non-controlling interest	$(5,348)	$(1,888)

Basic and diluted loss per share attributable to shareholders of the Company	$(0.06)	$(0.06)

During the second quarter of 2025, the Company recorded an impairment of $2.9 million on the Certej project to recognize property, plant and equipment at its estimated fair value, based on a plan to sell the asset and completion of the agreement.
Net cash used in operating activities of the Romanian reporting segment during the year ended December 31, 2025 was $0.4 million (2024 – $0.4 million).

(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Cash and cash equivalents

	December 31, 2025	December 31, 2024

Cash	$767,683	$830,788
Cash equivalents	101,673	26,009
	$869,356	$856,797

As at December 31, 2025, €57.0 million and $10.7 million (cumulatively $77.7 million) (2024 - €152.6 million and $4.9 million (cumulatively $163.4 million)) of cash and cash equivalents are designated for the use of constructing the Skouries Project and to fund reimbursable VAT expenditures relating to the Skouries Project.

8. Accounts receivable and other

	December 31, 2025	December 31, 2024

Trade receivables	$111,030	$57,832
Value added tax and other taxes recoverable	108,923	30,984
Other receivables and prepayments	59,259	41,860
Deferred consideration (i)	—	60,000
	$279,212	$190,676

(i) On October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. The Company entered into a definitive agreement (the "GMIN Agreement") with G Mining Ventures Corp. (“GMIN”) to divest TZ. Under the terms of the GMIN Agreement, Eldorado was due to receive a deferred consideration of $60.0 million in cash, payable on or before the first anniversary following TZ commencing commercial production (“Deferred Consideration”). GMIN declared commercial production on September 3, 2024 and paid the deferred consideration to Eldorado on September 3, 2025. The $60.0 million gain was recognized in other (expense) income in the year ended December 31, 2024 (Note 18).

9. Inventories

	December 31, 2025	December 31, 2024

Ore stockpiles	$34,982	$15,286
In-process inventory and finished goods	150,807	137,599
Materials and supplies	117,259	126,110
	$303,048	$278,995
Less: Long-term ore stockpile (Note 10)	(5,883)	—
	$297,165	$278,995
In 2025, inventories of $533.1 million (2024 – $464.7 million) were recognized as an expense during the year and included in cost of sales.

(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
10. Other assets

	December 31, 2025	December 31, 2024

Investment in marketable securities and debt securities (i)	$54,162	$172,168
Value added tax and other taxes recoverable	77,139	77,610
Long-term ore stockpiles	5,883	—
Prepaid loan costs	2,081	3,489
Deposits and other	2,903	6,083
Restricted cash	2,311	2,177
	$144,479	$261,527
Less: Current marketable securities and debt securities (ii)	—	(138,932)
Non-current other assets	$144,479	$122,595

(i) Included in December 31, 2024 is a $9.0 million investment in Amex Exploration Inc. ("Amex") (Note 11).
(ii) The Company sold part of its investment in GMIN during the year ended December 31, 2024 for CDN $14.6 million ($10.3 million) while the remaining GMIN investment held at December 31, 2024 was sold in the year ended December 31, 2025 for CDN $223.1 million ($155.1 million).

11. Investment in associate
On December 17, 2025, Eldorado acquired ownership of an additional 10.50% of the common shares of Amex at a price per share of CDN 4.00, for total consideration of CDN 59.5 million, pursuant to a private agreement with a third party. Prior to the share acquisition, Eldorado previously owned approximately 16.77% of the outstanding common shares and accounted for the investment in Amex as a financial asset carried at FVTOCI. Following the share acquisition, Eldorado now owns and controls approximately 27.27% and has applied equity accounting for the investment in associate.

December 31, 2025

Fair value of previously held investment	66,271
Consideration for acquisition of investment	43,153
Investment in associate	109,423
The tables below provide summarized financial information for Amex and a reconciliation to the carrying amount of Eldorado's investment in Amex.

December 31, 2025

Current assets	30,357
Non-current assets	95,919
Current liabilities	(3,220)
Non-current liabilities	(14,815)
Net assets (liabilities) (100%)	108,241

Company's share of net assets (27.27%)	29,513
Fair value and other accounting adjustments	79,911
Carrying amount of investment in associate	109,423
The fair value of the investment in Amex based on quoted market prices at December 31, 2025 was $112.7 million.
(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties	Pre-development properties	Total
Cost
Balance at January 1, 2024	$257,480	$2,764,413	$112,543	$4,042,553	$242,825	$7,419,814
Additions/transfers	4,903	40,339	109,435	468,395	(952)	622,120
(Write-down) reversal of assets	(1,403)	523	(1,946)	(682)	—	(3,508)
Other movements/transfers	21,446	70,740	(100,867)	(2,782)	(12)	(11,475)
Assets reclassified as held for sale	—	—	—	—	1,217	1,217
Disposals	—	(2,389)	—	(87)	(296)	(2,772)
Capitalized interest	—	—	—	33,839	—	33,839
Balance at December 31, 2024	$282,426	$2,873,626	$119,165	$4,541,236	$242,782	$8,059,235

Balance at January 1, 2025	$282,426	$2,873,626	$119,165	$4,541,236	$242,782	$8,059,235
Additions/transfers	10,070	84,744	188,039	701,553	4,684	989,090
Write-down of assets	—	—	—	(247)	—	(247)
Other movements/transfers	6,647	153,809	(163,559)	(439)	79	(3,463)
Disposals	(66)	(10,173)	—	(464)	(2,832)	(13,535)
Capitalized interest	—	—	—	50,596	—	50,596
Balance at December 31, 2025	$299,077	$3,102,006	$143,645	$5,292,235	$244,713	$9,081,676

Accumulated depreciation
Balance at January 1, 2024	$(111,137)	$(1,539,487)	$—	$(2,009,881)	$(3,750)	$(3,664,255)
Depreciation for the year	(17,968)	(160,641)	—	(98,247)	—	(276,856)
Write-down of assets	—	(654)	—	—	—	(654)
Other movements	(35)	(3,165)	—	3,310	(17)	93
Assets reclassified as held for sale	—	—	—	—	(7)	(7)
Disposals	—	1,145	—	—	81	1,226
Balance at December 31, 2024	$(129,140)	$(1,702,802)	$—	$(2,104,818)	$(3,693)	$(3,940,453)

Balance at January 1, 2025	$(129,140)	$(1,702,802)	$—	$(2,104,818)	$(3,693)	$(3,940,453)
Depreciation for the year	(15,724)	(138,014)	—	(110,972)	—	(264,710)
Other movements/transfers	—	2	—	—	(129)	(127)
Disposals	66	9,029	—	—	83	9,178
Balance at December 31, 2025	$(144,798)	$(1,831,785)	$—	$(2,215,790)	$(3,739)	$(4,196,112)

Carrying amounts
At January 1, 2024	$146,343	$1,224,926	$112,543	$2,032,672	$239,075	$3,755,559
At December 31, 2024	$153,286	$1,170,824	$119,165	$2,436,418	$239,089	$4,118,782
Balance at December 31, 2025	$154,279	$1,270,221	$143,645	$3,076,445	$240,974	$4,885,564

(24)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Property, plant and equipment (continued)
Indicators of impairment
In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment and impairment reversal, from both external and internal sources, at the end of each reporting period. The recoverable amounts of the Company’s CGUs are based primarily on the net present value of future cash flows expected to be derived from the CGUs. The recoverable amount used by the Company represents each CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
Olympias
At December 31, 2025, the Company identified an indicator of impairment reversal for the Olympias mine ("Olympias") due to sustained higher gold prices and performed an impairment test of the Olympias CGU.
See Note 4 for discussion of judgement used in assumptions and estimates. The significant assumptions used for determining the recoverable amount of the Olympias CGU at December 31, 2025 are reflected in the table below.

	2025	2024
Gold price ($/oz)	$4,000 - $3,000	$2,600 - $2,100
Real discount rate	7.25% - 8.25%	6.75% - 7.75%
VBPP value/oz	$37 - $54/oz	$40 - $60/oz
The assessment as at December 31, 2025 indicated that no impairment reversal is required to be recorded. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment test. In isolation, a $50/oz increase or decrease in the long-term gold price would approximately result in a $16 million increase or decrease in the recoverable amount, respectively. A 25 basis point increase or decrease in the discount rate would approximately result in a $10 million decrease or increase in the recoverable amount.

13. Goodwill
As of December 31, 2025 all goodwill relates to the Lamaque Complex ("Lamaque") CGU. Goodwill is tested for impairment annually on December 31 and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. The recoverable amount of the Lamaque CGU is based on the net present value of future cash flows expected to be derived from the CGU. The recoverable amount used by the Company represents the CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
The significant assumptions used for determining the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Cash flows were projected through to 2040. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

	2025	2024

Gold price ($/oz)	$4,000 - $3,000	$2,600 - $2,100
Real discount rate	6.25% - 7.75%	5.75% - 7.25%

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount as at December 31, 2025 by approximately $1,723.7 million to $1,769.6 million (December 31, 2024 by approximately $628.0 million to $673.6 million). Impairment would result from a decrease in the long-term gold price of $1,660 per ounce (December 31, 2024: $750 per ounce).
(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
14. Leases and right-of-use assets
The Company is the lessee of various assets including mobile mine equipment, offices and properties. These right-of-use assets presented below are included in property, plant and equipment (Note 12).

	Right-of-use Land and buildings	Right-of-use Plant and equipment	Total
Cost
Opening balance at January 1, 2024	$15,966	$22,777	$38,743
Additions	1,930	1,814	3,744
Disposals	—	(215)	(215)
Transfers and other movements	580	(87)	493
Balance at December 31, 2024	$18,476	$24,289	$42,765
Additions	214	5,382	5,596
Disposals	(66)	(4,208)	(4,274)
Transfers and other movements	244	(2,615)	(2,371)
Balance at December 31, 2025	$18,868	$22,848	$41,716

Accumulated depreciation
Opening balance at January 1, 2024	$(5,880)	$(10,250)	$(16,130)
Depreciation for the year	(1,879)	(3,286)	(5,165)
Disposals	—	104	104
Transfers and other movements	(35)	95	60
Balance at December 31, 2024	$(7,794)	$(13,337)	$(21,131)
Depreciation for the year	(2,093)	(3,475)	(5,568)
Disposals	66	3,751	3,817
Transfers and other movements	—	2,090	2,090
Balance at December 31, 2025	$(9,821)	$(10,971)	$(20,792)

Right-of-use assets, net carrying amount at December 31, 2024	$10,682	$10,952	$21,634
Right-of-use assets, net carrying amount at December 31, 2025	$9,047	$11,877	$20,924

Interest expense on lease liabilities is disclosed in finance costs (Note 19) and the cash payments for the principal portion of lease liabilities is presented within financing activities in the Consolidated Statements of Cash Flows. The Company's future obligations related to lease liabilities are disclosed in Note 25.

15. Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024

Trade payables	$200,959	$112,584
Taxes payable	141,884	66,203
Accrued expenses	287,035	179,012
Deferred revenue	432	8,891
	$630,310	$366,690
(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Debt

	December 31, 2025	December 31, 2024
Senior Notes, net of unamortized transaction fees of $3,671 (2024 – $4,525) and initial redemption option of $2,518 (2024 – $3,103)	$498,846	$498,578
Redemption option derivative asset	(14,703)	(7,575)
Commercial Loan Facility, net of unamortized transaction fees of $20,043 (2024 – $21,751)	544,426	293,550
RRF Facility, net of unamortized transaction fees of $4,889 (2024 – $5,445)	211,568	119,935
VAT Facility net of unamortized transaction fees of $335 (2024 – $559)	34,915	10,937
	$1,275,052	$915,425
Less: current debt	47,968	—
Non-current debt	$1,227,084	$915,425

	2025		2024
	Senior Notes due 2029	Term Facility	Senior Notes due 2029	Term Facility

Balance beginning of year	$491,003	$424,422	$492,691	$143,368

Financing cash flows related to debt:
Proceeds from Term Facility commercial loans	—	206,287	—	213,694
Proceeds from Term Facility RRF loans	—	72,206	—	97,224
Proceeds from Term Facility revolving VAT facility	—	75,909	—	56,022
Repayment of Term Facility revolving VAT facility	—	(54,068)	—	(47,304)
Total financing cash flows related to debt	$—	$300,334	$—	$319,636

	$491,003	$724,756	$492,691	$463,004

Non-cash changes recorded in debt:
Amortization of financing fees	268	3,441	252	1,918
Change in fair value of redemption option derivative asset relating to Senior secured notes due 2029	(7,128)	—	(1,940)	—
Transaction costs to VAT Facility	—		—	(727)
Commitment fees	—	(953)	—	(7,420)
Change in fair value of interest rate benefit on Term Facility RRF loans, net of accretion	—	(476)	—	(10,368)
Foreign exchange losses (gains)	—	64,141	—	(21,985)

Balance end of year	$484,143	$790,909	$491,003	$424,422
Interest paid on the Senior Notes in the year ended December 31, 2025 amounted to $31.3 million (year ended December 31, 2024: $31.3 million). Interest paid on the Term Facility in the year ended December 31, 2025 amounted to $31.8 million (year ended December 31, 2024: $15.9 million).
(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Debt (continued)
(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500.0 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value in the year ended December 31, 2025 is $7.1 million (December 31, 2024 – $1.9 million), which is recognized in finance costs (Note 19).
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at December 31, 2025.
The fair market value of the Senior Notes as at December 31, 2025 is $503.9 million (December 31, 2024 – $491.4 million).
(b) Skouries Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €206.8 million ($243.0 million) as at December 31, 2025, issued under the Company's $350.0 million revolving senior secured credit facility ("Credit Facility") (Note 16(c)). The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Term Facility includes the following components:
i.Commercial Loan Facility - €480.4 million at a variable interest rate comprised of 6-month EURIBOR plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 28(d)(ii)).
ii.RRF Facility - €100.0 million at a fixed interest rate of 3.04% and €100.0 million at a fixed interest rate of 4.06%, both for the term of the facility.
iii.Contingent Overrun Facility - €60.0 million for additional capital costs at a variable interest rate comprised of 6-month EURIBOR plus a fixed margin with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 28(d)(ii)).
In the year ended December 31, 2025, the Company completed drawdowns on the Term Facility totalling €238.8 million ($278.5 million), including €176.9 million ($206.3 million) of commercial loans and €61.9 million ($72.2 million) from the RRF loans. Additionally, during the year ended December 31, 2025, the Company completed drawdowns on the VAT revolving credit facility totalling €67.0 million ($75.9 million) and made repayments of €48.1 million ($54.1 million).
(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Debt (continued)
(b) Skouries Project Financing Facility (continued)
As at December 31, 2025, cumulative drawdowns on the Term Facility since inception amount to €680.4 million ($799.5 million) and the Commercial Loan Facility and the RRF Facility are now fully drawn.
In accordance with the requirements of the Term Facility, the Company entered into hedging arrangements including gold and copper commodity swaps, interest rate swaps, U.S. dollar to Euro forward contracts and gold collars (Note 28(d)).
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising this deferral option, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027, or 18 months following completion of the Skouries Project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at December 31, 2025.
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at December 31, 2025, after taking into account investments in the Skouries Project to date and revised costs to complete, the amount outstanding under the letter of credit for Skouries was €206.8 million ($243.0 million) and the Company's available balance under the Credit Facility was $106.6 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Credit Facility is subject to standard conditions and covenants. At December 31, 2025, the Company was in compliance with the applicable covenants. The Company is required to comply with covenants which include an interest coverage ratio (maintain an interest coverage ratio with respect to each rolling four quarter period of not less than 3.00:1.00) and a net leverage ratio (maintain a net leverage ratio with respect to each rolling four quarter period of not more than 3.50:1.00).
The Credit Facility is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Québec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag, Eldorado Gold Cooperatief U.A. and Eldorado Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
The amount drawn on the Credit Facility bears interest at the Secured Overnight Financing Rate ("SOFR") plus a SOFR adjustment of 0.10% for a one month’s duration, 0.15% for a three-months’ duration, and 0.25% for a six-months’ duration, plus a margin of 2.125% - 3.25% based on a net leverage ratio pricing grid (2025 average fee was 2.125%). The available and undrawn portion of the revolving credit facility incurs standby fees of 0.47813% - 0.73125% based on a net leverage ratio pricing grid (2025 average fee was 0.47813%).
As at December 31, 2025, the Company has letters of credit outstanding in Greece and Canada of €206.8 million, €63.8 million and CDN $0.4 million, totaling an equivalent $318.3 million (December 31, 2024 – €106.3 million, €64.0 million and CDN $0.4 million, totaling an equivalent $177.3 million). The letters of credit secured by the revolving credit facility of €206.8 million and CDN $0.4 million incur a fee of 2.125% - 3.25% based on a net leverage ratio pricing grid (2025 average fee was 2.125%), plus a fronting fee of 0.25%. The €63.8 million letters of credit are secured under the revolving credit facility and were issued to provide financial security on certain obligations in connection with the Company's Greece operations. These letters of credit incurred an average fee of 1.80% in 2025.
(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Asset retirement obligations

	Turkiye	Canada	Greece	Total

At January 1, 2025	$85,274	$11,807	$35,915	$132,996
Accretion during the year	3,906	316	1,693	5,915
Revisions to estimate	(778)	3,729	7,446	10,397
Settlements	(2,672)	—	(3,679)	(6,351)
At December 31, 2025	$85,730	$15,852	$41,375	$142,957
Less: Current liability portion	(1,900)	(1,759)	(4,227)	(7,886)
Non-current liability portion	$83,830	$14,093	$37,148	$135,071

Estimated undiscounted amount	$138,300	$27,951	$95,596	$261,847

	Turkiye	Canada	Greece	Total

At January 1, 2024	$76,357	$15,308	$37,444	$129,109
Accretion during the year	2,963	355	1,551	4,869
Revisions to estimate	6,589	(3,856)	(27)	2,706
Settlements	(635)	—	(3,053)	(3,688)
At December 31, 2024	$85,274	$11,807	$35,915	$132,996
Less: Current liability portion	—	—	(5,071)	(5,071)
Non-current liability portion	$85,274	$11,807	$30,844	$127,925

Estimated undiscounted amount	$157,040	$27,740	$67,837	$252,617

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of cash flows in respect of each provision is based on the estimated life of the related mining operation.
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkiye	Canada	Greece
	%	%	%
At December 31, 2025
Inflation rate	2.6 to 3.3	2.6	2.6 to 3.2
Discount rate	4.2	4.8	3.6 to 4.8

At December 31, 2024
Inflation rate	2.6 to 2.9	2.5	2.5 to 4.2
Discount rate	4.6	4.9	4.4 to 4.9

(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Asset retirement obligations (continued)
The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with mining operations and projects under development. U.S. Treasury bond rates have been used for all of the mining operations and projects under development as the liabilities are denominated in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on estimated U.S. inflation rates.
In relation to the asset retirement obligations in Greece and Canada, the Company has the following:
(a)A €55.0 million ($64.6 million) Letter of Guarantee to the Ministry of Environment and Energy and Climate Change ("MEECC") as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Olympias, Stratoni and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. The Letter of Guarantee was amended with an expiry date of May 27, 2038, and has an annual fee of 1.92%.
(b)A €8.3 million ($9.7 million) Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Olympias, Stratoni and Skouries). The Letter of Guarantee was amended with an expiry date of May 27, 2038, and has an annual fee of 1.97%.
(c)Restricted cash of $1.8 million (2024 – $1.7 million) relates to an environmental guarantee deposit posted as security for rehabilitation works primarily in relation to Lamaque.

18. Other (expense) income

	December 31, 2025	December 31, 2024

Realized (loss) gain on derivative instruments	$(154,378)	$150
Unrealized loss on derivative instruments	(39,428)	(51,751)
Interest income	33,614	23,949
Gain on sale of the Tocantinzinho project (Note 8)	—	60,000
Other	8,717	6,702
	$(151,475)	$39,050

19. Finance costs

	December 31, 2025	December 31, 2024

Interest cost on Senior Notes (Note 16)	$31,518	$31,502
Interest cost on Project Financing Facility (Note 16)	37,069	17,512
Change in fair value of redemption option derivative (Note 16)	(7,128)	(1,940)
Discount on disposal of marketable securities	5,147	—
Other interest and financing costs	7,764	3,288
Asset retirement obligation accretion (Note 17)	5,915	4,869
Interest expense on lease liabilities	1,918	1,657
Total finance costs	$82,203	$56,888
Less: capitalized interest	(50,596)	(33,839)
	$31,607	$23,049

(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Income taxes
Total income tax expense consists of:

	2025	2024

Current tax expense	$229,134	$114,087
Deferred tax expense (recovery)	(207,066)	20,671
	$22,068	$134,758

Income tax expense (recovery) attributable to each geographical jurisdiction for the Company is as follows:

	2025	2024

Turkiye	$153,979	$44,224
Canada	3,158	67,099
Greece	(139,169)	7,626
Other jurisdictions	4,100	15,809
	$22,068	$134,758

The key factors affecting income tax expense for the years are as follows:

	2025	2024

Earnings from continuing operations before income tax	$544,317	$435,394
Canadian statutory tax rate	27%	27%

Tax expense on net earnings at Canadian statutory tax rate	$146,966	$117,556

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(12,550)	(4,627)
Turkish investment tax credits and other benefits	(16,085)	(28,496)
Québec taxes and mining duties	61,523	42,701
Tax benefit of temporary differences and tax losses not previously recorded	(196,426)	(19,118)
Non-deductible expenses and non-taxable income	2,613	(10,107)
Flow-through share renouncement	—	3,539
Turkish inflation benefit	—	(40,492)
Foreign exchange related to the weakening of the Turkish lira	39,606	33,004
Foreign exchange and other translation adjustments	(42,083)	18,819
Future and current withholding tax on foreign income dividends	30,340	20,329
Other	8,164	1,650
Income tax expense	$22,068	$134,758
(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Income taxes (continued)
The change in the Company’s net deferred tax position was as follows:

	2025	2024
Net deferred income tax liability
Balance at January 1,	$415,452	$384,361
Deferred income tax (recovery) expense in the statements of operations	(207,066)	20,672
Deferred tax charged to equity	(2,795)	—
Deferred tax expense in the consolidated statements of other comprehensive income	11,753	10,419
Balance at December 31,	$217,344	$415,452

The composition of the Company’s net deferred income tax assets and liabilities and deferred tax expense (recovery) is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		(Recovery) Expense
	2025	2024	2025	2024	2025	2024

Property, plant and equipment	$—	$—	$377,079	$452,950	$(75,871)	$33,126
Loss carryforwards	78,819	19,487	—	—	(59,332)	(4,738)
Liabilities	87,240	61,632	—	—	(25,608)	(16,013)
Future withholding taxes	—	—	17,700	9,650	8,050	4,295
Other items	11,376	—	—	33,971	(54,305)	4,002
Balance at December 31,	$177,435	$81,119	$394,779	$496,571	$(207,066)	$20,672

Unrecognized deferred tax assets	2025	2024

Tax losses	$35,701	$197,138
Other deductible temporary differences	1,216	88,388
	$36,917	$285,526

Unrecognized tax losses
The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. Cumulative losses with a deferred tax benefit of $35.7 million (2024 – $197.1 million) have not been recognized. The gross amount of tax losses for which no deferred tax asset was recognized expire as follows:

	2025	Expiry date	2024	Expiry date

Canadian net operating loss carryforwards	$—	2031-2043	$432,863	2031-2043
Canadian capital losses	235,372	none	386,707	none
Greek net operating loss carryforwards	17,844	2026-2030	127,541	2025-2029
Romanian net operating loss carryforwards	—	n/a	6,952	2025-2031

(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
20. Income taxes (continued)
Deductible temporary differences
At December 31, 2025, the Company had deductible temporary differences for which deferred tax assets of $1.2 million (2024 – $88.4 million) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2025, these earnings amount to $959.3 million (2024 – $972.1 million). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.
Other tax items
During 2025, a deferred tax recovery of $18.7 million (2024 – $45.9 million) was recognized due to the net increase in the value of future tax deductions as a result of foreign exchange movements. This includes a $49.2 million recovery due to the strengthening of the Euro and a $30.5 million expense due to the weakening of the Turkish lira, both against the U.S. dollar. The Company expects that any future significant foreign exchange movements in the Turkish lira or Euro in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.
The company has accrued a provision for $14 million (2024 – $10 million) in respect of possible income tax obligations.
Global minimum top-up tax
Pillar Two legislation has been enacted in all jurisdictions in which the Company operates. The legislation is effective for the Company’s financial year beginning January 1, 2024. The Company assesses its potential exposure to Pillar Two income taxes on an ongoing basis. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group.
The assessment performed for the December 31, 2025 period indicates the Company does not expect to be subject to material Pillar Two top-up tax. The Company has not recorded any potential deferred tax impacts of the top-up tax and will account for the top-up tax as a current tax if it should apply in the future.
EIFEL
On June 20, 2024, the Canadian government enacted the Excessive Interest and Financing Expenses Limitation (EIFEL) rules under the Income Tax Act Canada to limit the deductibility of excessive interest and financing expenses. The EIFEL rules restrict the net interest and financing expenses of certain corporations and corporate groups based on a percentage of adjusted taxable income. The legislation applies to tax years beginning on or after October 1, 2023, making it effective for the Company’s financial year ending December 31, 2024 and subsequent years.
The Company has performed an assessment of the Company’s potential exposure to the EIFEL rules. Based on the assessment, the Company’s total net interest and financing expenses remain fully deductible, and no restrictions apply under EIFEL.
(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
21. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.

	2025		2024
Issued and outstanding, beginning of year	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	204,946,024	$3,433,778	203,138,351	$3,413,365
Shares issued upon exercise of share options	1,028,326	10,554	1,779,799	14,112
Estimated fair value of share options exercised transferred from contributed surplus	—	3,995	—	5,802
Shares issued on redemption of performance share units	284,411	5,282	27,874	499
Shares purchased and cancelled, net of tax (i)	(7,688,241)	(110,168)	—	—
Share issuance cost	—	(1,681)	—	—
Issued and outstanding, December 31	198,570,520	$3,341,760	204,946,024	$3,433,778

Shares held in trust for restricted share units, beginning of year	(344,839)	$(12,970)	(762,819)	$(19,263)
Purchased and held in trust for future settlement of restricted share units (ii)	(528,000)	(11,324)	(144,000)	(1,962)
Released for settlement of restricted share units	282,037	8,259	561,980	8,255
Shares held in trust for restricted share units, December 31	(590,802)	$(16,035)	(344,839)	$(12,970)
Issued and outstanding, net of shares held in trust, December 31	197,979,718	$3,325,725	204,601,185	$3,420,808

i)    During the year ended December 31, 2025, 7,688,241 shares were purchased by the Company and cancelled in accordance with its normal course issuer bid ("NCIB") at an average price of $26.47 per share for total consideration of $203.5 million (December 31, 2024 – Nil). $94.7 million of the consideration paid was recorded in contributed surplus.
ii)    During the year ended December 31, 2025, 528,000 additional shares were purchased in accordance with the NCIB at an average price of $21.45 per share for total consideration of $11.3 million (December 31, 2024 – 144,000 shares at an average price of $13.62 for a total consideration of $2.0 million). These shares were held in trust by a third-party trustee to facilitate the settlement of the Company's obligations under its restricted share unit plan.

(35)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
22. Share-based payment arrangements
Share-based payments expense consists of:

	December 31, 2025	December 31, 2024

Share options	$3,959	$3,811
Restricted share units with no performance criteria	4,403	3,528
Restricted share units with performance criteria	—	(630)
Deferred units	8,647	1,770
Performance share units	3,215	3,393
	$20,224	$11,872

(i)Share option plans
The Company's incentive stock option plan (the "Plan") consists of options ("Options") which are subject to a 5-year or 7-year maximum term, payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options generally vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2025		2024
	Weighted average price CDN$	Number of options	Weighted average price CDN$	Number of options
At January 1,	$14.52	2,628,809	$12.42	3,352,743
Granted	20.38	1,124,962	14.79	1,288,263
Exercised	14.27	(1,028,326)	10.80	(1,779,799)
Expired	14.25	(10,594)	10.08	(15,109)
Forfeited	16.39	(246,967)	14.50	(217,289)
At December 31,	$17.11	2,467,884	$14.52	2,628,809

(36)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
22. Share-based payment arrangements (continued)
As at December 31, 2025, a total of 8,538,254 options (December 31, 2024 – 2,395,869) were available to grant under the Plan. As at December 31, 2025, 422,566 share purchase options (December 31, 2024 – 529,425) with a weighted average exercise price of CDN $14.47 (2024 – CDN $14.01) are vested and exercisable.
The weighted average market share price at the date of exercise for share options exercised in 2025 was CDN $28.77 (2024 – CDN $18.36).
During the year ended December 31, 2025, 1,124,962 (2024 – 1,288,263) share options were granted. The weighted average fair value per stock option granted was CDN $6.22 (2024 – CDN $5.11).
Options outstanding are as follows:

	December 31, 2025			December 31, 2025
	Total options outstanding			Exercisable options
Range of exercise price CDN$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price CDN$	Shares	Weighted average exercise price CDN$

$11.00 to $11.99	23,168	2.63	11.90	—	—
$12.00 to $12.99	53,508	2.64	12.91	26,752	12.91
$13.00 to $13.99	143,711	1.14	13.73	137,395	13.76
$14.00 to $14.99	878,941	3.16	14.52	156,402	14.52
$15.00 to $15.99	289,409	2.34	15.17	94,140	15.17
$19.00 to $19.99	1,011,750	4.17	19.91	—	—
$22.00 to $22.99	23,043	3.85	22.89	6,572	22.89
$23.00 to $23.99	12,118	3.67	23.27	1,305	23.27
$34.00 to $34.99	506	4.67	34.05	—	—
$36.00 to $36.99	31,730	4.85	36.23	—	—

	2,467,884	3.37	$17.11	422,566	$14.47

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2025 and December 31, 2024 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the options.

	2025	2024
Risk-free interest rate (range)	2.5% – 2.9%	3.0% – 4.3%
Expected volatility (range)	39% – 42%	37% – 53%
Expected life (range) (years)	1.91 – 4.75	1.25 – 3.94
Expected dividends (CDN $)	—	—

(37)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
22. Share-based payment arrangements (continued)
(ii)Restricted share units plan
The Company has a restricted share unit plan (“RSU Plan") whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU Plan is 5,000,000. As at December 31, 2025, 590,802 common shares purchased by the Company remain held in trust in connection with this plan and have been included in shares held in trust for restricted share units within equity on the consolidated statements of financial position.
During the year ended December 31, 2025, 528,000 common shares were purchased on the open market for CDN $15.8 million ($11.3 million) under an approved normal course issuer bid (December 31, 2024 – 144,000 common shares for CDN $2.7 million ($2.0 million)).

(a) RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
During the year ended December 31, 2025, 379,428 (2024 - 447,136) RSUs with no performance criteria were granted at an average grant-date fair value of CDN $20.42 (2024 - CDN $14.73) under the Company’s RSU plan. The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes during the years ended December 31, 2025 and December 31, 2024 is as follows:

	2025	2024
At January 1,	680,249	480,825
Granted	379,428	447,136
Redeemed	(282,037)	(175,670)
Forfeited	(63,153)	(72,042)
At December 31,	714,487	680,249

As at December 31, 2025, there are no RSUs vested and redeemable (2024 – nil).

(38)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
22. Share-based payment arrangements (continued)
(b) RSU with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date, subject to achievement of predetermined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
There were no RSUs with performance criteria granted during the year ended December 31, 2025. There were 0 (2024 – 186,117) RSUs with performance criteria granted as a result of the performance criteria being met during the year, which were then redeemed for common shares issued from shares held in trust for RSUs. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes during the years ended December 31, 2025 and December 31, 2024 is as follows:

	2025	2024
At January 1,	—	251,943
Granted	—	186,117
Redeemed	—	(386,310)
Forfeited	—	(51,750)
At December 31,	—	—

(iii)Deferred units plan
The Company has an independent directors deferred unit plan under which deferred units ("DU's") are granted by the Board from time to time to independent directors. DU's may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “DU Redemption Date”). The independent director receives a cash payment equal to the market value of such DU's as of the DU Redemption Date.
At December 31, 2025, 302,162 DU's were outstanding (2024 – 388,571) with a fair value of $10.9 million (2024 – $5.8 million), which is included in accounts payable and accrued liabilities. The fair value was determined based on the closing share price at December 31, 2025.

(iv)Performance share units plan
The Company has a Performance Share Unit plan (the “PSU Plan") whereby performance share units ("PSUs") may be granted to senior management of the Company at the discretion of the Board of Directors. Under the PSU Plan, PSUs cliff vest on the third anniversary of the grant date (the “PSU Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria. When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the performance criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the PSU Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and are redeemed as soon as practicable after the PSU Redemption Date.
(39)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
22. Share-based payment arrangements (continued)
(iv) Performance share units plan (continued)
There were 289,359 PSUs granted during the year ended December 31, 2025 under the PSU Plan (December 31, 2024 – 397,933) with a fair value of CDN $1.98 per unit (December 31, 2024 – CDN $9.86). In addition, 71,129 PSUs were granted as a result of the performance criteria being met during the year (December 31, 2024 – 13,937), which would have been redeemed for common shares. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 4,436,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities.
Movements in the PSUs during the years ended December 31, 2025 and December 31, 2024 are as follows:

	2025	2024
At January 1,	974,302	689,175
Granted	360,488	411,870
Redeemed	(284,411)	(27,874)
Forfeited	—	(98,869)
At December 31,	1,050,379	974,302

23. Supplementary cash flow information

Changes in non-cash working capital:	December 31, 2025	December 31, 2024

Accounts receivable and other	$(80,083)	$(12,032)
Inventories	(40,649)	(29,380)
Accounts payable and accrued liabilities	111,245	61,966
	$(9,487)	$20,554

(40)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
24. Financial risk management
24.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk and metal price and global market risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(i)    Market risk
a.Foreign exchange risk
The Company operates principally in Turkiye, Canada and Greece, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company's functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, non-current assets, accounts payable and accrued liabilities and other current and non-current liabilities are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 28(d)(iii)), reducing its exposure to foreign exchange risk.
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries Project (Note 28(b)), reducing its exposure to foreign exchange risk.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 28(a)) at Olympias and Lamaque, respectively.
The tables below summarize Eldorado’s exposure to various currencies denominated in the foreign currency at December 31, 2025 and 2024. The tables do not include amounts denominated in U.S. dollars as at December 31, 2025.

(41)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
24. Financial risk management (continued)

	December 31, 2025

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	35,940	73,366	191,910
Accounts receivable and other	17,466	73,937	304,421
Current derivative assets	547	—	—
Other non-current assets	2,681	65,917	—
Investments in marketable securities	66,282	—	—
Accounts payable and other	(211,839)	(199,485)	(6,939,745)
Current derivative liabilities	—	(3,420)	—
Current debt - Term Facility	—	(40,824)	—
Non-current derivative liabilities	—	(3,607)	—
Non-current debt - Term Facility	—	(669,576)	—
Other non-current liabilities	(8,975)	(6,768)	(326,876)
Net balance	(97,898)	(710,460)	(6,770,290)

Equivalent in U.S. dollars	$(70,560)	$(834,788)	$(157,954)

Other foreign currency net liability exposure is equivalent to $0.1 million U.S. dollars.

	December 31, 2024

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	48,243	195,111	184,164
Accounts receivable and other	9,861	43,946	188,558
Current derivative assets	74	—	—
Other non-current assets	2,681	75,094	—
Investments in marketable securities	239,883	—	—
Accounts payable and other	(160,206)	(133,103)	(3,255,407)
Current derivative liabilities	—	(2,483)	—
Non-current derivative liabilities	—	(9,245)	—
Non-current debt - Term Facility	—	(452,638)	—
Other non-current liabilities	(2,693)	(6,390)	(229,315)
Net balance	137,843	(289,708)	(3,112,000)

Equivalent in U.S. dollars	$95,584	$(301,175)	$(88,573)

Other foreign currency net liability exposure is equivalent to $0.8 million U.S. dollars.

Based on the balances as at December 31, 2025, a 1% increase or decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in an increase or decrease of approximately $10.8 million (2024 – $4.3 million) in earnings before income tax.
(42)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
24. Financial risk management (continued)
Based on the outstanding foreign exchange forward contracts (Note 28(d)(iii)) as at December 31, 2025, a 10% strengthening (weakening) of the Euro against the U.S. Dollar across the forward curve would result in an increase (decrease) to earnings before income tax of $18.2 million (2024 – $17.1 million).
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.
b.Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, changes to import taxes and political and economic conditions. The commodity price risk associated with financial instruments relates primarily with the fair value changes caused by final settlement pricing adjustments to trade receivables.
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026, based on the average applicable commodity price over the period of June 1, 2026, to June 30, 2026 (Note 28(d)(i)).
Based on the outstanding gold commodity swap contracts (Note 28(d)(i)) as at December 31, 2025, a $200 per ounce increase (decrease) in the gold forward curve would result in a decrease (increase) to earnings before income tax of approximately $6.1 million (2024 – $5.8 million)
Based on the outstanding copper commodity swap contracts (Note 28(d)(i)) as at December 31, 2025, a $1,000 per tonne increase (decrease) in the copper forward curve would result in a decrease (increase) to earnings before income tax of approximately $6.3 million (2024 – $6.0 million).
In July 2025, as required under the Term Facility, the Company entered into gold zero-cost collars which settle monthly covering the period from July 1, 2027 to December 31, 2027 (Note 28(d(iv)).
Based on the outstanding gold collars (Note 28(d(iv))) as at December 31, 2025, a $200 per ounce increase (decrease) in the gold forward curve would result in a decrease (increase) to earnings before income tax of approximately $3.4 million ($3.1 million).
c.Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. Borrowings under the Company's Senior Notes are at a fixed interest rate of 6.25%. Borrowings under the Company's revolving credit facility, if drawn, are at variable rates of interest based on SOFR and expose the Company to interest rate risk. Borrowings under the Company's Term Facility include amounts at variable rates based on six-month EURIBOR. To reduce interest rate risk, the Company has entered into interest rate swaps covering 70% of the variable interest rate exposure related to the Term Facility (Note 28(d)(ii)).

(43)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
24. Financial risk management (continued)
Based on the outstanding interest rate swaps (Note 28(d)(ii)) as at December 31, 2025, a 50 basis point increase (decrease) in the 6 month EURIBOR forward curve would result in an increase (decrease) to earnings before income tax of approximately $5.1 million (2024 – $6.2 million).
(ii) Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits, derivative assets and accounts receivable.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short-term investments are principally held with high credit quality financial institutions as determined by rating agencies. The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2025, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance.
(iii)    Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's revolving credit facility. As at December 31, 2025, after giving effect to investments in the project to date and including proceeds from the EBRD investment, the amount outstanding under the letter of credit for Skouries was €206.8 million ($243.0 million) (2024 - €106.3 million ($110.5 million)) and the Company's available balance on the revolving credit facility was $106.6 million (2024 - $239.2 million). The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.
Contractual maturities relating to debt and other obligations are included in Note 25. All other financial liabilities are due within one year.
24.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from common shares, contributed surplus, accumulated other comprehensive income (loss), deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and net debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The net debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.
(44)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
25. Commitments and contractual obligations
The Company’s commitments and contractual obligations at December 31, 2025 include:

	2026	2027	2028	2029	2029 and later	Total

Senior Notes (1)	$—	$—	$—	$500,000	$—	$500,000
Term Facility and VAT Facility (1)	83,218	95,936	95,936	79,947	479,683	834,720
Purchase obligations	1,431	349	2	—	—	1,782
Leases	9,244	6,152	2,816	1,751	5,416	25,379
Asset retirement obligations	7,886	6,724	10,037	1,900	235,300	261,847
	$101,779	$109,161	$108,791	$583,598	$720,399	$1,623,728
(1)Does not include interest on debt.

26. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2025, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2025.

27. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share-based payments, is shown in the table below. In 2025, the salaries and other short-term employee benefits paid or payable to key management are $10.2 million (2024 – $11.2 million), which is included in total employee benefits of $49.2 million (2024 – $39.9 million) recognized in general and administrative expenses, employee benefit plan expenses and share-based compensation expenses in the statements of operations.

	2025	2024

Salaries and other short-term employee benefits	$10,167	$11,205
Employee benefit plan	581	536
Share-based payments	14,498	8,014
Termination benefits	—	1,728
	$25,246	$21,483

(45)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
28. Derivative financial instruments

	December 31, 2025	December 31, 2024

Assets
Foreign currency forward contracts - Term Facility (d(iii))	$12,033	$—
Warrants	398	52
Total derivative assets	$12,431	$52

Classified as:	December 31, 2025	December 31, 2024

Current	$2,051	$52
Non-current	10,380	—
	$12,431	$52

	December 31, 2025	December 31, 2024

Liabilities
Foreign currency collars (a)	$247	$194
Euro forward contracts (b)	—	2,353
Gold collars (c)	—	20,465
Gold commodity swaps - Term Facility (d(i))	69,528	18,149
Copper commodity swaps - Term Facility (d(i))	23,087	3,165
Interest rate swaps - Term Facility (d(ii))	8,255	12,167
Foreign currency forward contracts - Term Facility (d(iii))	—	4,837
Gold collars - Term Facility (d(iv))	12,016	—
Total derivative liabilities	$113,133	$61,330

Classified as:	December 31, 2025	December 31, 2024

Current	$96,879	$25,587
Non-current	16,254	35,743
	$113,133	$61,330

(46)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
28. Derivative financial instruments (continued)
(a)Foreign Currency Collars
The Company enters into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the Euro and Canadian dollar at Olympias and Lamaque, respectively. These derivatives set a band within which the Company expected to be able to protect against currency movements, either above or below specific strike prices.
In December 2024, the Company entered into zero-cost collars that mature monthly from January to December 2025 (Canadian dollar collars - $7.5 million monthly; Euro collars - $6.0 million monthly).
In the year ended December 31, 2025, Canadian dollar collars totalling $90.0 million (2024: $106.0 million) and Euro collars totalling $18.0 million (2024: $78.0 million) expired without financial settlement. During the year ended December 31, 2025, Euro collars totalling $54.0 million expired with financial settlement on which a $2.7 million realized gain was recognized.
In December 2025, the Company entered into zero cost collars that mature monthly from January to December 2026 (Canadian dollar collars - $8.0 million monthly; Euro collars - $6.9 million monthly).
These derivatives are not designated as hedging instruments. Changes in the fair value and settlement gains (losses) of the foreign currency collars are recorded in other (expense) income.
As at December 31, 2025, the Company's outstanding foreign currency collars were as follows:

2026
Canadian dollar collars
Canadian dollar contracts	$96,012
Weighted average put strike price (USD:CDN)	1.30
Weighted average call strike price (USD:CDN)	1.41

Euro collars
Euro contracts	$82,800
Weighted average put strike price (EUR:USD)	1.25
Weighted average call strike price (EUR:USD)	1.15

	Year ended December 31,
	2025	2024

Opening derivative (liability) asset	$(194)	$1,338
Change in fair value	2,674	(1,537)
Settlements	(2,727)	5
Closing derivative liability	$(247)	$(194)

(47)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
28. Derivative financial instruments (continued)
(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries Project and from June 2024 to May 2025, €5.0 million was delivered to the Company every month at a forward rate of EUR/USD 1.1160.
In October 2023, the Company entered into additional foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate. From June 2024 to May 2025, €2.5 million was delivered to the Company every month at a forward rate of EUR/USD 1.0785.
During the year ended December 31, 2025, €37.5 million was delivered to the Company, on which a $0.7 million realized loss was recognized. Changes in the fair value of the forward contracts and settlement (losses) gains have been recorded in other (expense) income.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of foreign currency forward contracts outstanding during the year ended December 31, 2025 were as follows:

	Year ended December 31,
	2025	2024

Opening derivative (liability) asset	$(2,353)	$1,478
Change in fair value	1,693	(5,088)
Settlements	660	1,257
Closing derivative (liability) asset	$—	$(2,353)

(c)Gold Collars
In May 2023, the Company entered into zero-cost collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars and settlement (losses) gains are recorded in other (expense) income. As at December 31, 2025, the Company had no outstanding gold collars
During the year ended December 31, 2025, 200,004 ounces were settled (year ended December 31, 2024 – 200,004 expired), on which a $153.5 million realized derivative loss was recognized (year ended December 31, 2024 – nil).
Changes in the fair value of gold collars outstanding during the year ended December 31, 2025 were as follows:

	Year ended December 31,
	2025	2024

Opening derivative liability	$(20,465)	$(3,026)
Change in fair value	(133,030)	(17,439)
Settlements	153,495	—
Closing derivative liability	$—	$(20,465)

(48)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
28. Derivative financial instruments (continued)
(d)Term Facility Derivative Arrangements
i.Gold and Copper Commodity Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other (expense) income.
Changes in the fair value of gold commodity swaps outstanding during the year ended December 31, 2025 were as follows:

	Year ended December 31,
Gold commodity swaps	2025	2024

Opening derivative liability	$(18,149)	$(2,966)
Change in fair value	(51,379)	(15,183)
Closing derivative liability	$(69,528)	$(18,149)

Changes in the fair value of copper commodity swaps outstanding during the year ended December 31, 2025 were as follows:

	Year ended December 31,
Copper commodity swaps	2025	2024

Opening derivative liability	$(3,165)	$(1,032)
Change in fair value	(19,922)	(2,133)
Closing derivative liability	$(23,087)	$(3,165)

ii.Interest Rate Swaps
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-month EURIBOR index. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
In June 2024, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure of the Contingent Overrun Facility, under the six-month EURIBOR index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value and settlement (losses) gains of the interest rate swaps are recorded in other (expense) income.
During the year ended December 31, 2025, interest rate swap settlements resulted in a realized loss of $3.0 million for the Company (year ended December 31, 2024 - realized gain of $1.4 million).
(49)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
28. Derivative financial instruments (continued)
(d) Term Facility Derivative Arrangements (continued)
ii. Interest Rate Swaps (continued)
Changes in the fair value of interest rate swaps outstanding during the year ended December 31, 2025 were as follows:

	Year ended December 31,
	2025	2024

Opening derivative liability	$(12,167)	$(11,605)
Change in fair value	961	850
Settlements	2,951	(1,412)
Closing derivative liability	$(8,255)	$(12,167)

iii.Foreign Currency Forward Contracts - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other (expense) income.
Changes in the fair value of foreign currency forward contracts outstanding during the year ended December 31, 2025 were as follows:

	Year ended December 31,
	2025	2024

Opening derivative (liability) asset	$(4,837)	$6,229
Change in fair value	16,870	(11,066)
Closing derivative asset (liability)	$12,033	$(4,837)

iv.Gold Collars - Term Facility
In July 2025, as required under the Term Facility, the Company entered into zero-cost gold collars which settle monthly covering the period from July 1, 2027 to December 31, 2027. The gold collars total 28,000 ounces with a put strike price of $3,000 per ounce and a call strike price of $4,537 per ounce.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other (expense) income.

	Year ended December 31,
	2025	2024

Opening derivative asset	$—	$—
Change in fair value	(12,016)	—
Closing derivative liability	$(12,016)	$—

(50)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
29. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The following table provides the carrying value and fair value of financial instruments at December 31, 2025 and December 31, 2024:

	December 31, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(18)	Level 2		Level 1(18)	Level 2

Cash and cash equivalents (1)	$869,356	$—	$869,356	$856,797	$—	$856,797
Restricted cash (1)	2,311	—	2,311	2,177	—	2,177
Other receivables and deposits (1)	34,539	—	34,539	22,626	—	22,626
Marketable securities (2)	48,367	—	48,367	166,723	—	166,723
Investments in debt securities (3)	5,795	—	5,795	5,445	—	5,445
Trade receivables - concentrate (4)	—	111,030	111,030	—	57,832	57,832
Redemption option derivative asset (5)	—	14,703	14,703	—	7,575	7,575
Deferred consideration (6)	—	—	—	—	60,000	60,000
Accounts payable and accrued liabilities (1)	(330,180)	—	(330,180)	(240,912)	—	(240,912)
Deferred units liability (7)	(10,875)	—	(10,875)	(5,778)	—	(5,778)
Senior Notes, excluding derivative asset (8)	—	(498,846)	(503,850)	—	(498,578)	(491,350)
Term Facility - commercial loans (9)	—	(544,426)	(544,426)	—	(293,550)	(293,550)
Term Facility - RRF loans (9)	—	(211,568)	(211,568)	—	(119,935)	(119,935)
Term Facility - revolving VAT facility (9)	—	(34,915)	(34,915)	—	(10,937)	(10,937)
Foreign currency collars - liabilities (10)	—	(247)	(247)	—	(194)	(194)
Euro forward contracts - liabilities (11)	—	—	—	—	(2,353)	(2,353)
Gold collars - liabilities (12)	—	—	—	—	(20,465)	(20,465)
Gold commodity swaps - liabilities (13)	—	(69,528)	(69,528)	—	(18,149)	(18,149)
Copper commodity swaps - liabilities (13)	—	(23,087)	(23,087)	—	(3,165)	(3,165)
Interest rate swaps - liabilities (14)	—	(8,255)	(8,255)	—	(12,167)	(12,167)
Foreign currency forward contracts - assets (15)	—	12,033	12,033	—	—	—
Foreign currency forward contracts - liabilities (15)	—	—	—	—	(4,837)	(4,837)
Gold collars - Term Facility - liabilities (16)		(12,016)	(12,016)	—	—	—
Warrants (17)	—	398	398	—	52	52
Net financial assets (liabilities)	$619,313	$(1,264,724)	$(650,415)	$807,078	$(858,871)	$(44,565)
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
29. Financial instruments by category (continued)

(1)These assets and liabilities are carried at amortized cost and approximate fair values due to their short-term maturities.
(2)Marketable securities include publicly-traded equity investments classified as FVTOCI.
(3)Debt securities include publicly-traded debt securities classified as FVTOCI.
(4)Trade receivables (concentrate) arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(5)The redemption option derivative asset associated with the Senior Notes is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 16) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(6)The deferred consideration is carried at amortized cost and approximates fair value (Note 8).
(7)Deferred units liability classified as fair value through profit and loss with fair value based on observable prices in active markets.
(8)Senior Notes, excluding the redemption option derivative asset (Note 16), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in active markets.
(9)The Term Facility (Note 16) is carried at amortized cost. The fair value of the Term Facility approximates the carrying amount.
(10)Canadian dollar and Euro zero-cost collars classified as fair value through profit and loss (Note 28(a)) with fair value based on observable forward foreign exchange rates.
(11)Euro forward contracts classified as fair value through profit and loss (Note 28(b)) with fair value based on observable forward foreign exchange rates.
(12)Gold zero-cost collars classified as fair value through profit and loss (Note 28(c)) with fair value based on observable forward metal prices.
(13)Gold and copper commodity swaps classified as fair value through profit and loss (Note 28(d)(i)) with fair value based on observable forward metal prices.
(14)Interest rate swaps classified as fair value through profit and loss (Note 28(d)(ii)) with fair value based on observable forward interest rates.
(15)U.S. dollar to Euro forward contracts classified as fair value through profit and loss (Note 28(d)(iii)) with fair value based on observable forward foreign exchange rates.
(16)Gold zero-cost collars classified as fair value through profit and loss (Note 28(d)(iv)) with fair value based on observable forward metal prices.
(17)Warrants classified as fair value through profit and loss with fair value based on observable prices in active markets.
(18)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

There were no amounts transferred between levels of the fair value hierarchy for the years ended December 31, 2025 and 2024. For all other financial instruments, carrying amounts approximate fair value.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
30. Revenue
For the year ended December 31, 2025, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$589,411	$655,613	$—	$1,245,024
Gold revenue - concentrate	251,586	—	206,548	458,134
Silver revenue - doré	6,341	2,607	—	8,948
Silver revenue - concentrate	9,120	—	43,671	52,791
Lead concentrate	—	—	16,624	16,624
Zinc concentrate	—	—	21,910	21,910
Revenue from contracts with customers	$856,458	$658,220	$288,753	$1,803,431
Provisional adjustments on current year concentrate sales	9,855	—	8,832	18,687
Provisional adjustments on prior year concentrate sales	4,425	—	(7,687)	(3,262)
	$870,738	$658,220	$289,898	$1,818,856

For the year ended December 31, 2024, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$419,707	$471,106	$—	$890,813
Gold revenue - concentrate	190,884	—	156,585	347,469
Silver revenue - doré	3,808	1,931	—	5,739
Silver revenue - concentrate	6,337	—	34,251	40,588
Lead concentrate	—	—	20,216	20,216
Zinc concentrate	—	—	24,305	24,305
Revenue from contracts with customers	$620,736	$473,037	$235,357	$1,329,130
Provisional adjustments on current year concentrate sales	1,511	—	(3,970)	(2,459)
Provisional adjustments on prior year concentrate sales	1,142	—	(5,232)	(4,090)
	$623,389	$473,037	$226,155	$1,322,581

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
31. Production costs

	December 31, 2025	December 31, 2024

Labour	$146,067	$123,798
Fuel	23,883	20,719
Reagents	54,738	47,134
Electricity	24,579	22,237
Mining contractors	64,524	58,700
Operating and maintenance supplies and services	146,400	135,733
Support costs	72,884	56,348
Royalties	124,332	79,402
Selling expenses	20,189	20,087
	$677,596	$564,158

32. Earnings per share
The weighted average number of common shares for the purpose of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	December 31, 2025	December 31, 2024

Weighted average number of common shares used in the calculation of basic earnings per share	203,018,394	203,983,457
Dilutive impact of share options	1,125,137	682,803
Dilutive impact of restricted share units and restricted share units with performance criteria	390,885	397,436
Dilutive impact of performance share units	877,827	477,846
Weighted average number of common shares used in the calculation of diluted earnings per share	205,412,243	205,541,542

As at December 31, 2025, 32,236 options (2024 – 40,915) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
33. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, income tax expense (recovery), property, plant and equipment and total debt. During the year ended December 31, 2025, Eldorado had four reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the year ended December 31, 2025	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$870,738	$658,220	$289,898	$—	$1,818,856
Production costs	339,178	150,828	187,590	—	677,596
Depreciation and amortization	122,778	81,464	54,346	—	258,588
Earnings from mine operations	$408,782	$425,928	$47,962	$—	$882,672

Other significant items of income and expense
Write-down of assets	$6,765	$1,479	$4,493	$—	$12,737
Exploration and evaluation expenses	13,253	13,617	3,536	4,601	35,007
Mine standby costs	—	5,248	18,378	—	23,626
Income tax expense (recovery)	154,016	29,644	(139,169)	(22,423)	22,068

Capital expenditure information
Additions to property, plant and equipment during the year (*)	$176,440	$160,209	$634,914	$7,371	$978,934
Capitalized interest	—	—	50,596	—	50,596

Information about assets and liabilities
Property, plant and equipment	$897,159	$837,068	$3,137,678	$13,659	$4,885,564
Goodwill	—	92,591	—	—	92,591
	$897,159	$929,659	$3,137,678	$13,659	$4,978,155

Debt	$—	$—	$790,909	$484,143	$1,275,052
* Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
33. Segment information (continued)

As at and for the year ended December 31, 2024	Turkiye	Canada	Greece	Other	Total

Earnings and loss information
Revenue	$623,389	$473,037	$226,155	$—	$1,322,581
Production costs	262,573	140,288	161,297	—	564,158
Depreciation and amortization	125,581	71,799	54,070	—	251,450
Earnings from mine operations	$235,235	$260,950	$10,788	$—	$506,973

Other significant items of income and expense
Write-down of assets	$3,938	$1,857	$340	$—	$6,135
Exploration and evaluation expenses	9,637	10,062	495	3,594	23,788
Mine standby costs	—	1,583	9,686	—	11,269
Income tax expense	44,224	82,300	7,626	608	134,758

Capital expenditure information
Additions to property, plant and equipment during the year[1]	$141,444	$104,616	$362,457	$11,748	$620,265
Capitalized interest	—	—	33,839	—	33,839

Information about assets and liabilities
Property, plant and equipment	$839,030	$754,566	$2,511,051	$14,135	$4,118,782
Goodwill	—	92,591	—	—	92,591
	$839,030	$847,157	$2,511,051	$14,135	$4,211,373

Debt	$—	$—	$424,422	$491,003	$915,425

1 Presented on an accrual basis; excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2025, revenue from one customer that is the ultimate beneficiary of the Company’s Turkiye segment represents approximately $438.5 million (2024 – $419.6 million) of the Company’s total revenue. For the Company's Canadian segment, one customer accounted for revenue of $646.0 million (2024 – $468.2 million) of the Company’s total revenue.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2025 and December 31, 2024
(Tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
34. Events after the reporting date
Acquisition of Foran Mining Corporation
On February 2, 2026, the Company and Foran Mining Corporation (“Foran”) announced that they had entered into an arrangement agreement dated February 1, 2026 pursuant to which the Company agreed to acquire all the issued and outstanding common shares in the capital of Foran (the “Foran Common Shares”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the Arrangement, holders of outstanding Foran Common Shares (including common shares in the capital of Foran to be issued on conversion of the outstanding non-voting shares in the capital of Foran) will receive 0.1128 of a common share of the Company and $0.01 in cash in exchange for each Foran Common Share held. In addition to approval by the shareholders of the Company, Foran securityholder approval and court approval, the Arrangement is also subject to the satisfaction of other closing conditions customary to a transaction of this nature, including TSX and NYSE approval, and approval under the Competition Act (Canada). The Arrangement is expected to be completed in the second quarter of 2026.
Dividend program
On January 22, 2026, Eldorado announced the initiation of a dividend program that provides for the payment of a regular quarterly dividend per common share of the Company (“common share”). The initial quarterly dividend of US$0.075 per common share has been declared and will be payable on March 13, 2026, to shareholders of record at the close of business on February 27, 2026.
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